EXHIBIT (d)(18)

FEE REDUCTION COMMITMENT

This FEE REDUCTION COMMITMENT is made as of April 1, 2017 by NORTHERN TRUST INVESTMENTS, INC. (“NTI”).

WHEREAS, Northern Institutional Funds (the “Trust”) is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”) and the Government Assets Portfolio (formerly the Diversified Assets Portfolio) and the U.S. Government Portfolio (each, a “Portfolio,” together the “Portfolios”) are each a series thereof; and

WHEREAS, NTI serves as the investment adviser and administrator to the Portfolios pursuant to Management Agreements dated June 30, 2014 with respect to the Government Assets Portfolio and July 31,2014 with respect to the U.S. Government Portfolio (each a “Management Agreement,” together the “Management Agreements”); and

WHEREAS, NTI desires to make a reduction of its contractual fee rates under the Management Agreement for each Portfolio; and

WHEREAS, NTI represents that the quality and quantity of its services under each Management Agreement will not be affected by this commitment and that its obligations under each Management Agreement will remain unchanged in all respects.

NOW, THEREFORE, for good and valuable consideration receipt of which is hereby acknowledged, NTI, intending to be legally bound, agrees as follows:

1. Effective on the date hereof, NTI reduces its contractual fee rate under each Portfolio’s respective Management Agreement as follows:

For the services provided and the expenses assumed by NTI pursuant to each respective Management Agreement, the Trust will pay to NTI, as full compensation therefor, a fee at the following annual rates of each respective Portfolio’s average net assets, which shall be computed based on the net assets of the Portfolio on each day and will be paid monthly:

PORTFOLIO	FEE RATE %
Government Assets Portfolio	0.23%
U.S. Government Portfolio	0.23%

2. Any future amendment to increase or otherwise reinstate the contractual fee rate under the Management Agreement for a Fund as in effect prior to the date hereof must be approved by the shareholders of the Fund as and to the extent required by the 1940 Act.

3. This Fee Reduction Commitment shall be attached to and made a part of each Management Agreement.

4. Each Management Agreement shall continue in full force and effect as modified hereby.

IN WITNESS WHEREOF, NTI has caused this instrument to be executed by its officers designated below as of the day and year first above written.

NORTHERN TRUST INVESTMENTS, INC.

By:
(Authorized Officer)

ACCEPTED AND AGREED:

NORTHERN INSTITUTIONAL FUNDS

By:
Title:	President